(Stock Exchange Code No. 8053)

May 31, 2007

To All Shareholders

Sumitomo Corporation
8-11, Harumi 1-chome
Chuo-ku, Tokyo

Motoyuki Oka
President and CEO

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to express our sincere thanks for the exceptional favor you have always shown us.

We have the pleasure of extending to you a cordial invitation to attend the 139th Ordinary General Meeting of Shareholders of the Company (hereinafter referred to as the "Meeting"), which will be held as set forth below.

If you will be unable to attend the Meeting in person, you can exercise your voting rights in writing or by electronic means (the Internet etc.) (please refer to page 15 and 16 for more details).
Please take the time to examine the Reference Document for the General Meeting of Shareholders on the following pages and the attached Reports for the 139th Fiscal Year and exercise your voting rights no later than 5:45 P.M. of Thursday, June 21, 2007.

With highest regards.

1. Time Friday, June 22, 2007, at 10:00 A.M. (Open at 9:00 A.M.)

2. Place **THE DAI-ICHI SEIMEI HALL,** Harumi Island Triton Square
8-10, Harumi 1-chome, Chuo-ku, Tokyo

(**Please note that the place of the Meeting is different from that of the last year's meeting. Please refer to the map attached at the end hereof.**)

3. Agenda **Presentation of Reports:**

No.1: Business Report, Consolidated Financial Statements, and Audit Reports by the Accounting Auditor and the Board of Corporate Auditors regarding the Consolidated Financial Statements for the 139th Fiscal Year (April 1, 2006 through March 31, 2007)

No.2: Non-consolidated Financial Statements for the 139th Fiscal Year (April 1, 2006 through March 31, 2007)

Propositions:

Proposition No.1: Distribution of Retained Earnings as Cash Dividends

Proposition No.2: Election of Twelve Directors

Proposition No.3: Election of One Corporate Auditor

Proposition No.4:Issuing Bonuses to the Company's Directors

Proposition No.5:Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors

Proposition No.6: Issuing New Share Acquisition Rights in the Form of Stock Options Scheme for a Stock-Linked Compensation Plan to the Company's Directors

* * *

- If you attend the Meeting in person, please submit the enclosed form of Proxy Card to the receptionists at the Meeting.

If any of the items included in the following Reference Document for the Meeting and the attached Reports for the 139th Fiscal Year require amendment up to and including the day before the Meeting, the amended items will be posted on our web site on the Internet (http://www.sumitomocorp.co.jp).

Propositions to be Voted on and Reference Matters Relating thereto

Proposition No.1: Distribution of Retained Earnings as Cash Dividends

It is our basic dividend policy to ensure long-term, stable returns to shareholders, and to meet our shareholders' expectations by providing dividends based on increased earning power of the Company. Under this policy and also in consideration of the retained earnings required for our sustained growth in the future, we would like to propose that the year-end dividends for the 139th Fiscal Year be paid to the shareholders as set forth below.

(1) Kind of dividend assets

Cash

(2) Matters related to the allotment of dividend assets to shareholders and total amount thereof

18 yen per common share of the Company. Total Amount: 22,495, 070, 322 yen.

Annual dividends for the 139 Fiscal Year will be 33 yen per share, which is the sum of the amount of the interim dividends (15 yen per share) and the amount of the said year-end dividends (18 yen per share).

(3) Effective date of distribution of retained earnings

June 25, 2007

* * *

Proposition No.2: Election of Twelve Directors

Because the term of all of the thirteen incumbent Directors will expire as of the close of the Meeting, we would like to have twelve Directors elected.

The candidates for Directors are as follows :

Candidate No.1

Motoyuki Oka

Born September 15, 1943.

Brief outline of career and the position and responsibilities while serving as Director:

April 1966	entered the Company;
June 1994	Director;
April 1998	Managing Director;
April 2001	Senior Managing Director;
June 2001	President and CEO (Present Position).

Ownership of shares of the Company: 84,500 shares.

Candidate No.2

Kenzo Okubo

Born April 8, 1944.

Brief outline of career and the position and responsibilities while serving as Director:

April 1968	entered the Company;
June 1997	Director;
April 2002	Managing Director;
April 2003	Director & Managing Executive Officer;
June 2003	Managing Executive Officer;
April 2004	Senior Managing Executive Officer;
April 2005	Executive Vice President (General Manager of Metal Products Business Unit);
June 2005	Director & Executive Vice President (General Manager of Metal Products Business Unit (Present Position)).

Ownership of shares of the Company: 43,754 shares.

Candidate No.3

Noriaki Shimazaki

Born August 19, 1946.

Brief outline of career and the position and responsibilities while serving as Director:

April 1969	entered the Company;
June 1998	Director;
April 2002	Managing Director;
April 2003	Director & Managing Executive Officer;
April 2004	Director & Senior Managing Executive Officer;
April 2005	Director & Executive Vice President (Responsible for Internal Auditing Department, Human Resources Development & Information Management Group and Financial Resources Management Group);
April 2006	Director & Executive Vice President (Responsible for Human Resources

Development & Information Management Group and Financial Resources Management Group (Present Position)).

Ownership of shares of the Company: 56,835 shares.

Candidate No.4

Nobuhide Nakaido

Born November 1, 1946.

Brief outline of career and the position and responsibilities while serving as Director:

April 1971	entered the Company;
June 1998	Director;
April 2002	Managing Director;
April 2003	Director & Managing Executive Officer;
April 2004	Director & Senior Managing Executive Officer (General Manager of Media, Electronics & Network Business Unit);
April 2005	Director & Executive Vice President (General Manager of Corporate Planning & Coordination Office (Present Position)).

Ownership of shares of the Company: 27,300 shares.

Candidate No.5

Makoto Shibahara

Born April 16, 1947.

Brief outline of career and the position and responsibilities while serving as Director:

April 1970	entered the Company;
April 2003	Executive Officer;
April 2004	Managing Executive Officer;
June 2006	Director & Managing Executive Officer (General Manager of Financial and Logistics Business Unit);
April 2007	Director & Senior Managing Executive Officer (General Manager of Financial and Logistics Business Unit (Present Position).)

Ownership of shares of the Company: 26,100 shares.

Candidate No.6

Kazuo Ohmori

Born November 11, 1948.

Brief outline of career and the position and responsibilities while serving as Director:

April 1971	entered the Company;
April 2003	Executive Officer;
April 2005	Managing Executive Officer;
April 2006	Director & Managing Executive Officer (General Manager of Transportation and Construction Systems Business Unit);
April 2007	Director & Senior Managing Executive Officer (General Manager of Transportation and Construction Systems Business Unit (Present Position)).

Representation of other legal entities etc.:

Managing Director, Triton Navigation B.V.

Ownership of shares of the Company: 21,400 shares.

Candidate No.7

Shingo Yoshii

Born August 23, 1947.

Brief outline of career and the position and responsibilities while serving as Director:

April 1971	entered the Company;
April 2003	Executive Officer;
April 2005	Managing Executive Officer;
June 2005	Director & Managing Executive Officer (General Manager of Media, Electronics & Network Business Unit);
April 2006	Director & Managing Executive Officer (General Manager of Media, Electronics & Network Business Unit and General Manager of Media Division);
April 2007	Director & Managing Executive Officer (General Manager of Media, Network & Lifestyle Retail Business Unit (Present Position)).

Ownership of shares of the Company: 21,200 shares.

Candidate No.8

Yoshiyuki Matsuoka

Born January 5, 1947.

Brief outline of career and the position and responsibilities while serving as Director:

April 1970	entered the Company;
April 2006	Executive Officer;
June 2006	Director & Executive Officer (General Manager of Chemical Business Unit);
April 2007	Director & Executive Officer (General Manager of Chemical & Electronics Business Unit (Present Position)).

Ownership of shares of the Company: 14,600 shares.

Candidate No.9

Susumu Kato

Born May 21, 1947.

Brief outline of career and the position and responsibilities while serving as Director:

April 1970	entered the Company;
June 2000	Director;
April 2003	Director & Managing Executive Officer (General Manager of Corporate Planning & Coordination Office);
April 2005	Director & Senior Managing Executive Officer (General Manager for the Americas, and President and CEO of Sumitomo Corporation of America);
June 2005	Senior Managing Executive Officer (General Manager for the Americas, and President and CEO of Sumitomo Corporation of America);

April 2007	Executive Vice President (General Manager for the Americas, and President and CEO of Sumitomo Corporation of America (Present Position*)). * He will assume the position of Executive Vice President (Assistant to President & CEO).

Ownership of shares of the Company: 26,900 shares.

Candidate No.10

Iwao Okamoto

Born June 25, 1946.

Brief outline of career:

April 1970	entered Ministry of International Trade and Industry (MITI);
August 1996	Director-General, Public Utilities Department, Agency for Natural Resources and Energy;
September 1999	Director-General, Basic Industries Bureau, MITI;
January 2001	Director-General, Manufacturing Industries Bureau, Ministry of Economy, Trade and Industry;
July 2002	Director-General, Agency for Natural Resources and Energy (August 2003, retired);
October 2003	Senior Executive Director, Japan Bank for International Cooperation;
October 2005	Managing Executive Officer of the Company (Assistant General Manager of Corporate Planning & Coordination Office) ;
April 2006	Senior Managing Executive Officer (Assistant General Manager of Corporate Planning & Coordination Office (Present Position*)) * He will assume the position of General Manager of Mineral Resources and Energy Business Unit.

Ownership of shares of the Company: 9,200 shares.

Candidate No.11

Takahiro Moriyama

Born December 1, 1948.

Brief outline of career:

April 1973	entered the Company;
October1997	General Manager of Power Project Department No.3;
Thereafter	General Manager, San Francisco Branch Office, Sumitomo Corporation of America; Corporate Officer (General Manager, Los Angeles Office, Sumitomo Corporation of America); Corporate Officer (General Manager, Los Angeles Office, Sumitomo Corporation of America); *(Note: The naming of "Los Angeles Office" in Japanese text was changed, but the corresponding English text was not changed.)* Corporate Officer (General Manager of Power Project Division); Corporate Officer (General Manager of Power & Energy Project Division); successively,

April 2004	Executive Officer (General Manager of Power & Energy Project Division);
April 2006	Executive Officer (Assistant General Manager of Machinery & Electric Business Unit and General Manager of Power & Energy Project Division);
April 2007	Managing Executive Officer (General Manager of Infrastructure Business Unit) (Present Position))

Ownership of shares of the Company: 11,900 shares.

Candidate No.12

Takashi Kano

Born May 19, 1950.

Brief outline of career:

April 1975	entered the Company;
July 1999	General Manager of Building & Overseas Real Estate Business Dept. Tokyo;
Thereafter	General Manager of Building & Overseas Real Estate Dept; Corporate Officer (General Manager of Construction & Real Estate Division); Corporate Officer (General Manager of Construction & Real Estate Division and General Manager of General Construction Development & Coordination Dept.); successively,
April 2004	Executive Officer (General Manager of Construction & Real Estate Division, General Manager of General Construction Development & Coordination Dept.);
April 2006	Executive Officer (Assistant General Manager of Materials & Real Estate Business Unit);
April 2007	Managing Executive Officer (General Manager of General Products & Real Estate Business Unit (Present Position)).

Ownership of shares of the Company: 9,800 shares.

Note: None of the above candidates has any special conflict of interest with the Company.

* * *

Proposition No.3: Election of One Corporate Auditor

Because the term of Mr. Koji Tajika, one of the five incumbent Corporate Auditors, will expire at the close of the Meeting, we would like to have one Corporate Auditor elected.

The candidate for the Corporate Auditor is as follows.

The Board of Corporate Auditors has given its consent with regard to the submission of this proposition.

Candidate

Koji Tajika

Born January 7, 1936.

Abbreviated resume:

December 1961	entered Price Waterhouse & Co.;
May 1970	joined Tohmatsu Awoki & Co. (as the former name of Tohmatsu & Co.);
August 1971	Partner of Tohmatsu Awoki & Co.;
April 1982	Senior Partner of Tohmatsu Awoki & Co.;
June 1988	Senior Executive Partner of Tohmatsu Awoki & Sanwa;
June 1993	Chief Executive Officer of Tohmatsu & Co.;
June 1997	Chairman and Chief Executive Officer of Tohmatsu & Co. (May 1999, retired);
June 1999	Chairman of Deloitte Touche Tohmatsu (International) (May 2000, retired);
June 2000	Senior Partner of Tohmatsu & Co.;
June 2001	Advisor of Tohmatsu & Co. (May 2002, retired);
June 2003	The Company's Corporate Auditor (Present Position).

Ownership of shares of the Company: 0 share.

(Note)

1. There is no special conflict of interest between the candidate Mr. Koji Tajika and the Company.
2. The Candidate Mr. Koji Tajika satisfies the requirements for outside corporate auditor prescribed in Article 2, Section 3, Clause 8 of the Enforcement Regulations promulgated under the Company Law.
3. Reason for nominating Mr. Koji Tajika as the candidate and for judging that he will be able to perform his duties properly as outside corporate auditor.
   The Company proposes that Mr. Koji Tajika be elected as outside corporate auditor, judging that he is expected to perform his duties properly as outside corporate auditor since he has sufficient knowledge and experience for fulfilling the duties related to auditing a company, given his professionalism and abundant experience in treasury and accounting field as a certified public accountant and so on.
4. The years for which he has assumed the office of the Company's corporate auditor
   It is four years as of the close of the Meeting since he assumed the office of outside auditor of the Company.
5. Agreement with outside corporate auditor with respect to limitation of liabilities
   The Company executed an agreement with Mr. Koji Tajika to limit his liabilities when acting in good faith and without gross negligence either 10 million yen or the amount prescribed by Article 425, Section 1 of the Company Law, whichever is higher. If he is re-elected, the said Agreement will be renewed on the same conditions.

* * *

Proposition No.4: Issuing Bonuses to the Company's Directors

The Company proposes that bonuses in the aggregate amount of ¥949 million be paid to 13 Directors serving at the end of the 139th Fiscal Year, taking into account the Company's consolidated operating results and the degree to which profit targets were achieved.

* * *

Proposition No.5: Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors

The Company requests approval to issue new share acquisition rights in the form of stock options to the Directors up to an annual limit of 51 million yen so as to increase the motivation and morale of the Directors and to further expand our profit base and strengthen our corporate constitution. The amount of this new share acquisition rights in the form of stock options is established as remuneration to the Directors separately from the amount of Directors' compensation (up to 75 million yen monthly) approved by the 118th Ordinary General Meeting of Shareholders held on June 27, 1986. The Company will have 12 Directors if Proposition No. 2 is approved as proposed. The new share acquisition rights to be issued shall be as set forth below:

1. New share acquisition rights

(1) Number of shares subject to new share acquisition rights:

The maximum number of shares subject to new share acquisition rights shall be 67,000 of the Company's common shares.

(2) Total number of new share acquisition rights to be issued:

The maximum total number of new share acquisition rights to be issued will be 670. (100 common shares for every new share acquisition right to be issued)

(3) The need for payment in consideration of new share acquisition rights:

The new share acquisition rights will be issued without consideration.

(4) Value of the assets to be contributed upon exercise of the new share acquisition rights:

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter referred to as "Exercise Price" for the purposes of this Proposition No. 5) by the number of shares subject to such new share acquisition rights. The Exercise Price shall be the price, rounded up to eliminate any fraction of a yen, that is 105% of the average of the closing price for transactions in the Company's common shares on the Tokyo Stock Exchange on each day (excluding days on which there were no transactions) of the month immediately prior to the month in which the new share acquisition rights are allocated; provided, however, that if the Exercise Price as so computed would be less than the

closing price for transactions in the Company's common shares on the Tokyo Stock Exchange on the day on which the new share acquisition rights are allocated (or the closing price on the day immediately preceding such date, if there were no transactions on such date), the Exercise Price shall be such closing price.

(5) Term during which the new share acquisition rights can be exercised:

From April 1, 2008 to June 30, 2012

(6) Conditions on exercise of new share acquisition rights:

(i) A person that has been allocated new share acquisition rights (hereinafter referred to as the "Grantee" for the purpose of this Proposition No. 5) must be, at the time of exercise thereof, a Director, Executive Officer or Corporate Officer of the Company.

(ii) Transfer, pledge, any other encumbrance or inheritance of new share acquisition rights shall not be permitted.

(7) Limitation on the acquisition of new share acquisition rights by assignment:

Approval of the Board of Directors of the Company is required for the acquisition of new share acquisition rights by assignment.

(8) Provisions governing the redemption of new share acquisition rights by the Company:

When the Grantee has become unable to exercise the new acquisition rights due to non-fulfillment of the conditions of (6) (i) above, or for any reason whatsoever, the Company may redeem such new share acquisition rights without compensation.

(9) Adjustment in the number of shares subject to new share acquisition rights and the Exercise Price:

(i) If the stock of the Company has been split or consolidated following the issuance of new share acquisition rights, the number of shares subject to the new share acquisition rights stipulated in (1) above and the number of shares of stock per new share acquisition right stipulated in (2) above are to be adjusted using the following formula. However, the relevant adjustment is to be made only for the number of shares subject to new share acquisition rights that have not been exercised at the relevant point in time, rounding off fractions of a share resulting from the adjustment.

NUMBER OF SHARES AFTER ADJUSTMENT = NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR CONSOLIDATION

(ii) When the Company issues new shares at a price below the market price following the issuance of new share acquisition rights, the Exercise Price stipulated in (4) above is to be adjusted according to the following formula, rounding up fractions of less than ¥1 resulting from the adjustment. However, this shall not apply to the issuance of new shares by the Company in cases of the exercise of new share acquisition rights or public offerings at fair value.

$$\text{Post-adjustment Exercise Price} = \text{pre-adjustment Exercise Price} \times \frac{\text{number of shares already issued} + \dfrac{\text{number of shares newly issued} \times \text{pre-adjustment Exercise Price}}{\text{share price before new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting from new issuance}}$$

Moreover, if the Company implements a stock split or consolidation following the issuance of new share acquisition rights, the Exercise Price shall be adjusted in proportion to the ratio of the stock split or consolidation, rounding up fractions of less than ¥1 resulting from the adjustment.
In addition to the above, if an adjustment of the Exercise Price is necessary, for example if the Company merges with another company, or merges or absorbs by spin-off another company following the issuance of new share acquisition rights, it shall be appropriately adjusted within reasonable limits.

2. Value of new share acquisition rights as remuneration to the Directors:

The value of new share acquisition rights to be issued to the Directors as remuneration shall be calculated on the basis of the fair value of one share on the day of allocation multiplied by the total number of new share acquisition rights issued to serving Directors on the day of allocation (up to 12 Directors). The fair value of one new share acquisition right on the day of allocation shall be calculated using mathematical formulas commonly used for the calculation of the fair value of new share acquisition rights.

* * *

Proposition No. 6: Issuing New Share Acquisition Rights in the Form of Stock Options Scheme for a Stock-Linked Compensation Plan to the Company's Directors

The Company requests approval to issue new share acquisition rights in the form of stock options for a stock-linked compensation plan to the Directors up to an annual limit of 126 million yen so as to link the Company's performance and stock price more clearly to compensation of Directors, as well as to enhance the sharing of value with all our shareholders. This amount of Remuneration will be established as remuneration to the Directors separately from the amount of Directors' compensation (up to 75 million yen monthly) approved by the 118th Ordinary General Meeting of Shareholders held on June 27, 1986. The Company will have 12 if Proposition No. 2 is approved as proposed. The new share acquisition rights to be issued shall be as set forth below.

1. New share acquisition rights

(1) Number of shares subject to new share acquisition rights:

The maximum number of shares subject to new share acquisition rights shall be 80,000 of the Company's common shares.

(2) Total number of new share acquisition rights to be issued:

The maximum total number of new share acquisition rights to be issued will be 800.

(100 common shares for every new share acquisition right to be issued)

(3) The need for payment in consideration of new share acquisition rights:

The new share acquisition rights will be issued without consideration.

(4) Value of the assets to be contributed upon exercise of the new share acquisition rights:

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter refereed to as "Exercise Price" for the purpose of this Proposition No.6) by the number of shares subject to such new share acquisition rights. The Exercise Price shall be one yen (¥1).

(5) Term during which the new share acquisition rights can be exercised

10 years from the day following the day on which a person that has been allocated new share acquisition rights (hereinafter referred to as the "Grantees" for the purpose of this Proposition No. 6) becomes neither a Director nor an Executive Officer of the Company.

(6) Conditions on exercise of new share acquisition rights:

(i) The Grantee may not exercise the new share acquisition rights when any of the circumstances apply:

(a) When the Grantee has been sentenced to imprisonment or severer penalty during his/her term of office.

(b) When the Grantee or his/her heirs have offered to abandon all or part of the new share acquisition rights in writing, the form of which shall be specified by the Company.

(ii) Transfer, pledge or any other encumbrance of new share acquisition rights shall not be

permitted.

(iii) The legal heirs of the Grantee may inherit the new share acquisition rights of the Grantee. Such legal heir may exercise such rights inherited for only six months following the death of the Grantee.

(7) Limitation on the acquisition of new share acquisition rights by assignment:

Approval of the Board of Directors of the Company is required for the acquisition of new share acquisition rights by way of assignment.

(8) Provisions governing the redemption of new share acquisition rights by the Company:

When the Grantee has fallen under the conditions of (6) (i) above, or cannot exercise such rights for other reasons, the Company may redeem such new share acquisition rights without compensation.

(9) Adjustment in the number of shares subject to new share acquisition rights and the Exercise Price

(i) If the stock of the Company has been split or consolidated following the issuance of new share acquisition rights, the number of shares subject to the new share acquisition rights stipulated in (1) above and the number of shares of stock per new share acquisition right stipulated in (2) above are to be adjusted using the following formula. However, the relevant adjustment is to be made only for the number of shares subject to new share acquisition rights that have not been exercised at the relevant point in time, rounding off fractions of a share resulting from the adjustment.

NUMBER OF SHARES AFTER ADJUSTMENT = NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR CONSOLIDATION

(ii) The Exercise Price shall not be adjusted even in case of the Company's issuance of new shares at a price below the market price, or a stock split or consolidation, following the issuance of new share acquisition rights.

2. Value of new share acquisition rights as remuneration to the Directors:

The value of the new share acquisition rights to be issued to the Directors in the form of stock options for a stock-linked compensation plan shall be an economic value equivalent to the retirement bonus, which was abolished at the close of the 138th Ordinary General Meeting of Shareholders held on June 23, 2006, and to set the annual limit of such value at ¥126 million.

* * *

Guidance Notes on the Exercise of Voting Rights in Writing or by Electronic Means (the Internet etc.)

I Exercise of Voting Rights in Writing

Please indicate your approval or disapproval of each agenda item on the enclosed form of Proxy Card and then send it back so that it reaches our Registrar of Shareholders no later than 5:45 P.M. of Thursday, June 21, 2007.

II. Exercise of Voting Rights by Electronic Means

1. Exercise of Voting Rights through the Internet

(1) To exercise your voting rights through the Internet, you must use the following voting service website designated by the Company. Please note that you are also able to access and use the website for exercising voting rights through a cellular phone.

Voting service website: http://www.webdk.net

*The website can be accessed from mobile phones equipped with a barcode reader by scanning the QR code on the right with the mobile phone.
Please consult your mobile phone's user manual for further instructions.

(2) To exercise your voting rights through the Internet, please register your approval or disapproval of each proposition, by using the code and password for the exercise of voting rights indicated in the form of Proxy Card enclosed herewith and following the directions on the screen.

(3) Although it is acceptable to exercise voting rights through the Internet until 5:45 P.M., Thursday, June 21, 2007, please exercise your voting rights as early as possible to assist us with compiling the results of the voting.

(4) If you exercise your voting rights both in writing and through the Internet, we will only accept the exercise of your voting rights through the Internet as valid.

(5) If you exercise your voting rights more than once through the Internet, we will only accept the last exercise of your voting rights as valid.

(6) The dial-up access fee to providers, telecommunications fee to telecommunications carriers and other fees for the usage of the website for exercising voting rights will be borne by the shareholders.

(7) To exercise your voting rights through the Internet, you will need to have the following systems:

(i) Internet access;

(ii) Voting via personal computers:

Microsoft® Internet Explorer 5.5 or greater, or Netscape 6.2 or greater, as Internet browser software, and appropriate hardware to use the required Internet browser software mentioned above;

(iii) Voting via mobile phones:

Mobile phones with 128-bit SSL encryption (To ensure the security of your data transmission, the voting website for mobile phones can be accessed only from mobile phones with 128-bit SSL encryption capability. Please note the voting service is not available for mobile phones that do not support 128-bit SSL encryption.).

(Microsoft® is the trademark of Microsoft Corporation, registered in the United States and other countries. Netscape is the trademark of Netscape Communications Corporation, registered in the United States and other countries.)

2. Voting Platform for Institutional Investor

For management and trust banks or other nominee shareholders (including standing proxies), the Electronic Voting Platform operated by Investor Communication Japan, Inc. (ICJ, Inc) , a joint venture instituted by Tokyo Stock Exchange, Inc, etc. is available as another online voting method for the Meeting, in addition to the method of voting through the Interne as described in 1. above, subject to the prior application for use to ICJ, Inc.

Please call the following number if you have any questions relating to this guidance.
The Sumitomo Trust and Banking Company, Limited Stock Transfer Agency Department
Exclusive Line: 0120-186-417 (24-hour, toll free)
Request for Forms for Change in Address, etc.: 0120-175-417 (24-hour, toll free)
Other Inquiries: 0120-176-417 (9:00A.M.-5:00P.M. weekdays, toll free)

END